Exhibit 8.1

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of April 30, 2011:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0%
Coca-Cola FEMSA(1)	Mexico	53.7%
Propimex, S.A. de C.V.	Mexico	53.7%
Refrescos Latinoamericanos, S.A. de C.V.	Mexico	53.7%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	53.7%
Coca-Cola FEMSA de Venezuela, S.A. (formerly Panamco Venezuela, S.A. de C.V.)	Venezuela	53.7%
Spal Industria Brasileira de Bebidas, S.A.	Brazil	52.5%
Industria Nacional de Gaseosas, S.A.	Colombia	53.7%
FEMSA Comercio	Mexico	100.0%
CB Equity	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.